UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                          Prime Medical Services, Inc.
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                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   74156C 10 0
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                                 (CUSIP Number)

                                William H. Hayes
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                          1301 Capital of Texas Highway
                                   Suite C-300
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                               Austin, Texas 78746
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                                 (512) 328-0888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                 March 19, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
         SEC 1746 (2-98)

CUSIP No.         74156C  10  0


         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).


                  Employer Identification No. 75-1458323
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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a)

                  (b)      X
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         3.       SEC Use Only
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         4.       Source of Funds (See Instructions)  WC
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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
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         6.       Citizenship or Place of Organization        Texas
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Number of Shares    7.     Sole Voting Power  773,803
Beneficially        ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power  773,803
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power
------------------- ------------------------------------------------------------
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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  773,803
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
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         13.      Percent of Class Represented by Amount in Row (11)     4.9%
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         14.      Type of Reporting Person (See Instructions)

                  CO

                         AMENDMENT No. 4 to SCHEDULE 13D


         This Amendment No. 5 to Schedule 13D is being filed on behalf of American Physicians Service Group, Inc., a Texas corporation ("APS") as an amendment to the initial statement on Schedule 13D, relating to shares of the common stock, par value $0.01 per share ("Common Stock") of Prime Medical Services, Inc. (the "Company") as filed with the Securities and Exchange Commission (the "Commission") on October 20, 1989, (as amended by Amendment No. 1 filed with the Commission on July 29, 1993, and Amendment No. 2 filed with the Commission on May 19, 1999, and Amendment No. 3 filed with the Commission on March 7, 2002, and Amendment No. 4 filed with the Commission on April 2, 2002). Unless otherwise indicated, all defined terms used herein shall have the meaning ascribed to them in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION


         Section (a) of Item 4 is hereby amended by adding the following to the end thereof:


         On March 19, 2002, pursuant to an unsolicited offer, APS sold 1,070,000 shares of Common Stock of the Company through SWS Securities, Inc. a registered broker/dealer. The shares were sold at $6.772 per share with gross proceeds to the Company totaling $7,246,500. The proceeds will be used for general corporate purposes. APS's March 19, 2002, sale of Common Stock was not pursuant to any plan or proposal to divest APS of its remaining holdings of Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         The indicated provisions of Item 5 are amended as follows:


         (a) APS is the beneficial owner of 773,803 shares of Common Stock, which constitutes approximately 4.9% of the issued and outstanding shares of Common Stock. See Exhibit A for shares of the Company beneficially owned by the officers and directors of APS.


         (c) During the past 60 days, APS effected the last transaction described in Paragraph (a) of Item 4 above.


         (e) As a result of the last transaction described in Paragraph (a) of Item 4 above, APS ceased to be a beneficial owner of more than five percent of the issues and outstanding shares of Common Stock on March 19, 2002.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         Exhibit A of Item 7 is replaced in its entirety by the following:


Exhibit A -       Description of Executive Officers and Directors of American
                  Physicians Service Group, Inc., (filed herewith).




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             April 2,  2002
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Date

            /s/ William H. Hayes
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Signature

            William H. Hayes- Senior Vice President- Finance
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Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement;

provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)